October 9, 2012

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F. St., N.E.

Washington, D.C. 20549

Attention: Mark P. Shuman

Re:                             Xplore Technologies Corp.

Registration Statement on Form S-1 (File No. 333-182860)

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended, Aegis Capital Corp., as representative of the underwriters, hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it will become effective at 5:00 p.m., Eastern Time, on Thursday, October 11, 2012, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, please be advised that there will be distributed to each underwriter, who is reasonably anticipated to be invited to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

AEGIS CAPITAL CORP.

By:	/s/ Kevin C. McKenna
Name: Kevin McKenna
Title: Chief Compliance Officer